SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CAMPBELL RESOURCES INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

134422 60 9

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

CUSIP No. 134422 60 9	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB SPECIAL SITUATIONS LP
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 4,275,000 Common Shares Warrants (exercisable into up to 1,875,000 Common Shares)
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 4,275,000 Common Shares Warrants (exercisable into up to 1,875,000 Common Shares)
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,275,000 Common Shares Warrants (exercisable into up to 1,875,000 Common Shares)
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
Approximately 6.0126%, as of the date of filing this statement. Calculated based on 86,769,916 Common Shares issued and outstanding on March 1, 2004, the issuance of 11,824,179 Common Shares on March 11, 2004, of which 3,750,000 Common Shares were issued to the Reporting Person and the issuance of 2,690,367 shares issued in January 2005 as part of a private placement. Also takes into account warrants held by the Reporting Person exercisable to acquire an additional 1,875,000 Common Shares.
12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 134422 60 9	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Campbell Resources Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
1155 University Avenue, Toronto, Ontario, M5H eB7
Item 2 (a)	Name of Person Filing:
RAB Special Situations LP
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
RAB Special Situations LP c/o RAB Capital No. 1 Adam Street London W2CN 6LE United Kingdom
Item 2 (c)	Citizenship:
Delaware limited partnership
Item 2 (d)	Title of Class of Securities: Common Stock
Item 2 (e)	CUSIP Number:
134422 60 9
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.
(a)	Amount beneficially owned:
4,275,000 Common Shares Warrants (exercisable into up to 1,875,000 Common Shares)
(b)	Percent of Class:
Approximately 6.0126%, as of the date of filing this statement. Calculated based on 86,769,916 Common Shares issued and outstanding on March 1, 2004, the issuance of 11,824,179 Common Shares on March 11, 2004, of which 3,750,000 Common Shares were issued to the Reporting Person and the issuance of 2,690,367 shares issued in January 2005 as part of a private placement. Also takes into account warrants held by the Reporting Person exercisable to acquire an additional 1,875,000 Common Shares.

(c)	Number of shares as to which such person has:

CUSIP No. 134422 60 9	13G	Page 4 of 5 Pages

(i)	Sole power to vote or to direct the vote: See Item (a) above)
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: See item (a) above.
(iv)	Sole power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8.	Identification and Classification of Members of the Group.
Not applicable
Item 9.	Notice of Dissolution of Group.Not Applicable
Not applicable
Item 10.	Certification.
Not applicable

CUSIP No. 134422 60 9	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAB Special Situations LP /s/ William Philip Richards William Philip Richards, Director February 11, 2005